CONFIDENTIAL TREATMENT REQUESTED

BY SUNRUN INC.: RUN-0001

July 2, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Asia Timmons-Pierce
Tracey Houser
Terence O‘Brien

Re:	Sunrun Inc.

Registration Statement on Form S-1

File No. 333-205217

Ladies and Gentlemen:

On behalf of Sunrun Inc. (the “Company”), and in connection with the submission of a letter dated May 13, 2015 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 23, 2015, relating to the Company’s Draft Registration Statement on Form S-1, originally submitted to the Commission on March 27, 2015, and as amended and subsequently filed with the Commission on June 25, 2015 (File No. 333-205217) (the “Registration Statement”), and in connection with the submission of a letter dated June 25, 2015 (the “Third Response Letter”) submitted in response to comments from the Staff of the Commission received by letter dated June 18, 2015, relating to the Company’s Registration Statement, we submit this supplemental letter to further address comment 36 of the First Response Letter and comment 15 of the Third Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

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For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

FIRST RESPONSE LETTER:

Critical Accounting Policies and Estimates, page 73

Common Stock Valuation, page 77

36. To help us better understand your estimation of the fair value of your shares of common stock for your issuances of equity-based compensation during fiscal year 2014 and subsequent periods and issuances of shares for the acquisition of MEC, please provide us with your calculations of your entity value for each grant and/or issuance date. As part of your presentation, please tell us more about the methodologies and assumptions used at each date, including the following information:

…

•	When you first initiated discussions with underwriters regarding the IPO process, including the date when you first received an estimated valuation. Please tell us the methodology the underwriters are using to estimate the fair value of your common stock for purposes of the IPO, including the material assumptions they are using. For any material differences in methodology and/or assumptions between what you have used and what the underwriters are using, please provide us with a detailed explanation for the differences.

The Company supplementally advises the Staff that, on July 1, 2015, representatives of Credit Suisse (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, the lead underwriters of the Company’s initial public offering and on behalf of the underwriters recommended a preliminary price range of [***] per share (Preliminary Price Range) based on current market conditions. The Company first initiated formal discussions with underwriters regarding the IPO process on January 14, 2015 and the Company first received an estimated valuation on July 1, 2015. In determining this valuation range, the underwriters relied on a methodology which considered forecasted retained value and forecasted system, operating and financing costs to determine the Company’s enterprise value. The underwriters also made some assumptions, including the completion of a successful initial public offering. If it successfully conducted an IPO, the Company would receive substantial proceeds that would significantly strengthen its balance sheet, provide the Company with potential future access to the public markets, increase its public presence and increase its awareness among potential customers, solar industry partners and other strategic partners, all of which were considered in determining the Preliminary Price Range.

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The primary differences between the Preliminary Price Range and the most recent Company valuation dated as of February 28, 2015 are as follows:

•	The Preliminary Price Range reflects the input of the lead underwriters in developing a valuation of Sunrun with respect to specific comparable public companies consisting of SolarCity Corporation and Vivint Solar, Inc. The lead underwriters noted that they selected these residential solar leasing companies because they are consistent with various aspects of the Company’s business model. The Preliminary Price Range reflects the forecasted retained value and forecasted system, operating and financing costs for 2015 and 2016 to determine the Company’s enterprise value. Together, forecasted retained value less forecasted system, operating and financing costs suitably represent the net value generated to equity holders. The ability to generate retained value in a cost-effective manner is a factor that is reflected in the Preliminary Price Range. This approach is not inconsistent with the Company’s valuation performed as of February 28, 2015 whereby the Company used forecasted retained value as of the valuation date.

•	The Preliminary Price Range assumes a successful initial public offering in July 2015 with no weighting placed on any other outcome for the Company, such as an acquisition. Therefore, the Preliminary Price Range effectively weights a July 2015 IPO outcome at 100%. In contrast, the February 2015 valuation considered a number of different exit scenarios and timing assumptions around these scenarios, resulting in a weighting of less than 100% on the successful completion of an IPO in 2015. An IPO outcome can provide a potentially greater return for holders of the Company’s common stock than an acquisition due to, among other things, the elimination of the liquidation preference of the Company’s preferred stock as a result of the conversion of preferred stock to common stock in connection with an IPO. At February 28, 2015, the Company had not completed its 2014 audit and had not yet confidentially submitted its draft registration statement to the Commission. Confidence in the successful completion of an IPO and clarity as to the actual timing of an IPO increased significantly after these key milestones were achieved.

•	Similarly, because the Preliminary Price Range assumes that an initial public offering will ultimately occur and a public market for the common stock will be created by the end of July 2015, it excludes any illiquidity discount for the common stock. In contrast, an illiquidity discount of 10% was appropriately taken into account in the February 2015 valuation approved by the Board.

•	The Preliminary Price Range also takes into account the anticipated effect of substantial additional financing, including the Company’s $205 million credit facility that closed on April 1, 2015, the $111 million of solar asset backed notes expected to close July 9, 2015, and approximately $200 million of additional tax equity financing which the Company is in various stages of negotiating. Because these additional financing transactions were still in early stages at the time of February 2015 valuation, they were not given significant consideration in the February 2015 valuation approved by the Board and did not inform the growth and retained value forecasts upon which the February 2015 valuation was based.

•

Lastly, since February 28, 2015, the Company continues to experience significant growth in its customer base and also acquired Clean Energy Expert, LLC (CEE). In particular, the Company noted increases in the megawatts and cumulative megawatts deployed and new customers acquired, all of which increase the Company’s retained value. These developments in the business informed the retained value and cost forecasts upon which the underwriters relied in determining the Preliminary

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Price Range. The underwriter’s valuation range includes five additional months of additional retained value assuming the completion of the IPO at the end of July.

The Company will set forth a preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus. This price range is subject to further revision based on market conditions, business developments and other factors.

In addition, the Company supplementally advises the Staff that it granted 1,223,450 options and 100,000 restricted stock units (“RSUs”) on April 10, 2015, 6,200 options on May 27, 2015, 272,550 options and 35,000 RSUs on June 11, 2015, and 1,360,300 options and 35,000 RSUs on June 30, 2015. The exercise price for these options was $9.17 per share, which was based on the latest available valuation report dated February 28, 2015. For accounting purposes, the Company is evaluating the appropriate methodology to be applied to determine the fair value of the Company’s common stock as of these dates (including potentially straight-line interpolation) but expects that the fair value per share will be higher than the exercise price of $9.17 per share.

THIRD RESPONSE LETTER:

15. We note your response to comment 10 in our letter dated May 28, 2015. Once you have priced your IPO, please reconcile for us the movements in your estimate of the fair value of your common stock during fiscal years 2014 and 2015, including the price of your IPO, to your most meaningful operating metrics. As noted in your responses to comments 5 and 7, estimated retained value is the primary operating metric used to estimate the fair value of residential solar leasing companies. Based on the information provided in response to comment 8, it is not clear how the changes in the fair value of your common stock compliment the changes of your estimated retained value.

As the underwriters have also relied in large part on retained value as the key operating metric upon which they have developed their valuation range, the Company does not believe it is necessary to compare historical valuations against any other operating metrics besides retained value. The Company respectfully advises the Staff that there has been no change in its most meaningful operating metrics since our response letter dated June 25, 2015 to the Staff. In that letter, the Company compared the valuations which would have been derived if it had relied on retained value through 2014 to its previous methodology which relied on the market approach, noting the difference would be an immaterial reduction in stock-based compensation expense.

* * * *

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Please direct your questions or comments regarding the Company’s responses to Calise Cheng at (650) 565-3890 or ccheng@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Calise Y. Cheng
Calise Y. Cheng

cc:	Lynn Jurich, Sunrun Inc.

Mina Kim, Sunrun Inc.

Christopher Filosa, Sunrun Inc.

Robert O’ Connor, Wilson Sonsini Goodrich & Rosati, P.C.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel G. Kelly, Jr., Davis Polk & Wardwell LLP

Sarah K. Solum, Davis Polk & Wardwell LLP